Exhibit 4.3

AMENDMENT NO. 1 TO THE

PORTAGE BIOTECH INC.

AMENDED AND RESTATED 2021 EQUITY INCENTIVE PLAN

The Portage Biotech Inc. Amended and Restated 2021 Equity Incentive Plan (the “Plan”) is hereby amended (this “Amendment”) as set forth below, effective as of January 19, 2022, as provided below.

1.	Section 3(a). Section 3(a) of the Plan is hereby amended and restated to read in its entirety as follows:

“General. Subject to Section 14 of the Plan, the Share Limit shall be equal to 6,835,860 (split adjusted to 341,793 as of August 15, 2024), all of which may be granted pursuant to Incentive Stock Options. Notwithstanding the foregoing, in each calendar year following 2022, and taking into account the then-current business environment, the Company’s business needs and such additional factors as the Board, in its sole and absolute discretion, determines to be appropriate, the Board may determine to increase (on a cumulative basis) the then-applicable Share Limit by a number of Shares not to exceed five percent (5%) of the aggregate number of Shares then outstanding. However, any increase described in the immediately preceding sentence shall not affect the aggregate number of Shares that may be issued as Incentive Stock Options (which, for avoidance of doubt, shall at all times be equal to 6,835,860) (split adjusted to 341,793 as of August 15, 2024), subject to adjustment solely in accordance with Section 14 of the Plan and Code Section 424).”

2.	The Plan shall otherwise be unchanged by this Amendment.

To record adoption of this Amendment by the Board of Directors of Portage Biotech Inc. (the “Company”) as of August 1, 2025, the Company has caused its authorized officer to execute this Amendment to the Plan.

PORTAGE BIOTECH INC.

By:	/s/ Alexander Pickett
Alexander Pickett
Chief Executive Officer